Exhibit 99.1

FOR IMMEDIATE RELEASE

CONTACT:
Leading Brands, Inc.
Tel: (604) 685-5200
Email: info@LBIX.com

LEADING BRANDS, INC.

REGAINS NASDAQ LISTING COMPLIANCE

Vancouver, Canada, February 17, 2010, Leading Brands, Inc. (NASDAQ: LBIX), North America’s only fully integrated healthy branded beverage company, announces that it today received a letter from the NASDAQ Stock Market advising that the Company has regained compliance with the minimum bid price requirement in Listing Rule 5550(a)(2), and met the requirements of the NASDAQ Hearings Panel’s decision dated December 8, 2009 (previously released). Accordingly, the Panel has determined to continue the listing of the Company’s securities on The NASDAQ Stock Market. The Company’s ticker symbol will revert to ‘LBIX’ on March 3, 2010.

About Leading Brands, Inc.

Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated healthy beverage company. Leading Brands creates, designs, bottles, distributes and markets its own proprietary healthy beverage brands such as TrueBlue®, LiteBlue®, PureBlue® and Caesar’s® Cocktails via its unique Integrated Distribution System (IDS™) which involves the Company finding the best and most cost-effective route to market preferred by each customer. The Company strives to use the best natural ingredients hence its mantra: Better Ingredients – Better Brands.

Forward Looking Statements

Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc.

Better Ingredients | Better Brands™
©2010 Leading Brands, Inc.

This news release is available at www.LBIX.com